UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 6 December 2006

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during November 2006:

1. 6 November 2006
2. 9 November 2006
3. 24 November 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY AND A DIRECTOR OF A
MAJOR SUBSIDIARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of the company and a director of a major
subsidiary of the Company:

On 3 November 2006, Mr J A Botha, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol
ordinary shares:

a)   20 000 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R57,50 per share for a total
      consideration of R1 150 000,00.

Mr Botha's interest in the shares mentioned above is a direct beneficial
interest. This transaction was cleared by the Chief Executive of Sasol
Limited.

On 3 November 2006, Mr L P A Davies, Chief Executive of Sasol Limited,
concluded the following transaction in Sasol ordinary shares:

a)   24 500 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R57,50 per share for a total
      consideration of R1 408 750,00.

Mr Davies's interest in the shares mentioned above is a direct beneficial
interest. This transaction was cleared by the Chairman of the Sasol
Limited board.

6 November 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF THE COMPANY
AND THE COMPANY SECRETARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of a major subsidiary of the Company and the
Company Secretary of the Company:

On 7 November 2006, Mr J A Botha, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol
ordinary shares:

b)   8 000 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R57,50 per share for a total
      consideration of R460 000,00;

c)   8 000 ordinary Sasol shares which were held by Mr Botha were sold
      at a price of R260,00 per share for a total consideration of R2 080
      000,00.

Mr Botha's interest in the shares mentioned above is a direct beneficial
interest. This transaction was cleared by the Chief Executive of Sasol
Limited.

On 8 November 2006, Mr A de Klerk, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transactions in Sasol
ordinary shares:

a)   4 000 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R25,10 per share for a total
      consideration of R100 400,00;

b)   4 000 ordinary Sasol shares which were held by Mr De Klerk were
      sold at a price of R260,00 per share for a total consideration of
      R1 040 000,00.

Mr De Klerk's interest in the shares mentioned above is a direct
beneficial interest. This transaction was cleared by the Chairman of
Sasol Limited.

On 8 November 2006, Dr N L Joubert, the Company Secretary of Sasol
Limited, concluded the following transactions in Sasol ordinary shares:

a)   7 000 ordinary Sasol shares were bought by him in terms of the
      Sasol Share Incentive Scheme for R54,00 per share for a total
      consideration of R378 000,00;

b)   7 000 ordinary Sasol shares which were held by Dr Joubert were sold
     at a price of R263,46 per share for a total consideration of R1 844
     220,00.

c)   1 400 ordinary Sasol shares were bought by him in terms of the
     Sasol Share Incentive Scheme for R54,00 per share for a total
     consideration of R75 600,00.

Dr Joubert's interest in the shares mentioned above is a direct
beneficial interest. This transaction was cleared by the Chairman of
Sasol Limited.

9 November 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

On 23 November 2006, Mr R van Rooyen, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol
ordinary shares:

a)   7400 ordinary Sasol shares were bought by him in terms of the Sasol
      Share Incentive Scheme for R57,50 per share for a total
      consideration of R425 500,00;

Mr Van Rooyen's interest in the shares mentioned above is a direct
beneficial interest. This transaction was cleared by the Deputy Chief
Executive of Sasol.

24 November 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 December 2006   By: /s/ N L Joubert
                                                  Name: Nereus Louis Joubert
                                                  Title: Company Secretary